UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

001-41044

Commission File Number

Green Visor Financial Technology
Acquisition Corp. I

(Exact name of registrant as specified in its charter)

88 Kearny Street, Suite 850

San Francisco, CA 94108

(650) 489-6697

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, and one-half of one Warrant to acquire one Class A ordinary share

Class A Ordinary Shares, par value $0.0001 per share

Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Units, each consisting of one Class A ordinary share and one-half of one Warrant: 1 holder

Class A ordinary shares, par value $0.0001 per share: 1 holder

Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50: 2 holders

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Pursuant to the requirements of the Securities Exchange Act of 1934, Green Visor Financial Technology Acquisition Corp. I has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 19, 2023	By:	/s/ Richard Kim
		Name:	Richard Kim
		Title:	Vice President and Chief Financial Officer